EXHIBIT 99.1
Commission File Number 001-31914
Beijing, China, June 3, 2011 — China Life Insurance Company Limited (the “Company” or “China Life”) (NYSE: LFC; SSE: 601628; HKSE: 2628) announced today that on June 3, 2011, Mr. Yang Chao tendered his resignation as the Chairman and executive director of the Company due to age.
Meanwhile, China Life announced that at the annual general meeting held in the morning of June 3, 2011, Mr. Yuan Li has been elected as an executive director of the Company. At the thirteenth meeting of the third session of the board of directors of the Company (the “Board”) held in the afternoon of the same day, Mr. Yuan Li has been elected as the Chairman of the Company, in succession to Mr. Yang Chao, effective from June 3, 2011 to the expiration of the term of the third session of the Board.
Mr. Yuan Li has been the president of China Life Insurance (Group) Company since May 2011. From 1998 to 2011, Mr. Yuan Li served in China Insurance Regulatory Commission, as director of policies and regulations department, director of development and reform department, assistant to chairman and press spokesman. Prior to that, Mr. Yuan Li served at a number of financial institutions. Mr. Yuan Li obtained a Ph.D. degree in finance from the school of economics of Peking University, as an on-job postgraduate.
“I am deeply mindful of the enormous responsibilities I will have as the Chairman of China Life. We will continue to pursue a scientific development path with China Life’s distinct characteristics, and advance our goal of developing into a leading international life insurance company that provides excellent service for our customers and long-term, stable return for our shareholders,” Mr. Yuan Li stated.
Mr. Yang Chao stated: “The past six years of working in China Life was a very precious experience in my life. I sincerely appreciate the great support to my work from all the directors, supervisors, senior management and employees of China Life. I’m confident that Mr. Yuan Li will lead China Life to a brighter future. “
Mr. Yang Chao was diligent and responsible during his term as the Chairman and executive director. The Board would like to express their gratitude to Mr. Yang Chao for his hard work and distinguished contribution to the Company.
For further information, please contact:

Ke Li
Tel:	(86-10) 6363-2938
Fax:	(86-10) 6657-5112
Email:	like@e-chinalife.com